Filed by The Shyft Group, Inc.

(Commission File No.: 001-33582)

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: The Shyft Group, Inc.

(Commission File No.: 001-33582)

On December 16, 2024, John Dunn, President and Chief Executive Officer of The Shyft Group, Inc. (“Shyft”), made the following communication in an investor call regarding Shyft’s proposed merger with Aebi Schmidt Holding AG (“Aebi Schmidt”). A copy of the transcript from the investor call follows.

PRESENTATION

Operator

Good morning and thank you for joining us today. Welcome to the merger of The Shyft Group and Aebi Schmidt Group Business Update Call. At this time, all participants are in a listen-only mode. After the speaker's presentation, there will be a question and answer session. Please be advised that today's conference call is being recorded. Should you need assistance, please signal a conference specialist by pressing star then zero on your telephone keypad.

I would now like to hand the conference over to Randy Wilson, Vice President of Investor Relations and Treasury.

Randy Wilson

Good morning and thank you for joining us today to discuss Shyft and Aebi Schmidt's plan to create a specialty vehicles leader well positioned to drive shareholder value. On the call. Today, we have John Dunn, President and CEO of Shyft and Barend Fruithof, CEO of Aebi Schmidt. Their prepared remarks will be followed by a question and answer session. For the purposes of our discussion today, we have prepared a presentation that we'll refer to during this call. You can access the presentation at the Shyft Investor Relations website.

Before we begin, please turn to slides two and three of the presentation for our Safe Harbor statement.

Today's conference call contains forward-looking statements which are subject to risk that could cause actual results to be materially different from those expressed or implied. Primary risks that management believes can materially affect our results are identified in our forms 10-K and 10-Q filed with the SEC. We will be discussing non-GAAP information and performance measures which we believe are useful in evaluating the company's operating performance.

With that, please turn to slide four, and I'll turn it over to John Dunn.

John Dunn

Thanks, Randy, and good morning, everyone. I'm excited to be here with Barend to discuss this transformative transaction that will create a world-class specialty vehicles leader. Together, Shyft and Aebi Schmidt will be well-positioned to accelerate growth and drive exceptional value, particularly in the North American market. I'll spend a few minutes discussing the compelling strategic and financial rationale of the deal before turning it over to Barend, who will provide you with an introduction to Aebi Schmidt. Barend will also lead us through how this deal creates substantial value for shareholders, and I will run through the combined companies' financials before we turn to Q&A.

Let's begin with a compelling rationale for this deal. Slide six highlights the clear opportunity this transaction creates for our shareholders, customers, employees and other stakeholders. By bringing our business together, we are creating a truly differentiated leader in the specialty vehicles space. This transaction delivers significant value to Shyft shareholders, who will own 48% of a company with increased revenue and earnings. This combination will create a scaled up, global leader with a strong presence in the attractive North American market. With approximately 75% of our revenues in North America, we will be able to capitalize on growth opportunities in high-margin end-markets, including commercial infrastructure. This position will be complemented by Aebi Schmidt's established presence across Europe, diversifying our revenue exposure.

The combination of Shyft and Aebi Schmidt's portfolios creates a highly complementary and expanded suite of products and services. We share a focus on customer centric innovation, and we will leverage our deep customer relationships and strengthened offerings to enhance growth. The financial benefits of this transaction for our shareholders are significant. We've identified approximately $25 million to $30 million in annual run-rate synergies of the combined business. This is comprised of $20 million to $25 million of cost synergies, primarily focused from optimized cost structures and operational efficiencies, and an additional $5 million EBITDA opportunity from near-term revenue synergies from cross-selling and geographic expansion.

The combined company will have a much stronger financial profile to support significant and sustainable value. In the long-term, we expect additional value upside driven by the combined. Company's growth strategy focused on investing organically in the business, leveraging opportunities in the portfolio and executing an attractive M&A. Lastly, we're bringing together two best-in-class leadership teams with proven track records, both companies' teams have shared values and a commitment to driving operational excellence, customer focus and innovation, all of which makes us highly confident what we can achieve together.

Turning to slide seven, this transaction supercharges our existing strategy. As you know, we've been focused on growing in attractive end-markets, enhancing our portfolio, driving operational excellence and strengthening our financial position. This combination represents a powerful next step in our strategy. We are advancing our position in high growth end-markets, including commercial infrastructure, while also diversifying towards attractive markets, where Aebi Schmidt has leading positions, including agriculture, snow and ice and street sweeping. The companies have highly complementary portfolios of industry leading brands.

Together, we'll be able to leverage the strength of the combined companies' engineering team to consistently innovate for our customers. We'll be able to deepen our existing customer relationships through cross-selling opportunities, while using our scaled presence and expanded portfolio to win new customers. Combining Shyft and Aebi Schmidt's experience, teams and footprint will build a more competitive company that remains dedicated to serving our customers. We have identified clear opportunities to enhance efficiency, resulting in increased profitability and increased cash flow for the combined organization.

We look forward to leveraging Aebi Schmidt's expertise from previous integrations of large acquisitions. And finally, we are significantly strengthening our financial profile. Combined, we will be positioned to generate long-term profitable growth, stronger margins and enhanced free cash flow. In addition, the combined balance sheet provides flexibility to invest in future growth, both organically and inorganically. This combination fits squarely with our strategy and accelerates our efforts to deliver long-term value for our shareholders.

Slide eight makes the transformative nature of this transaction clear. Together, we will be a top three global specialty vehicles leader with the scale and resources to capture the opportunities ahead. Before turning it over to Barend, I'd like to cover some of the transaction highlights on slide nine.

In terms of structure, this is an all-stock merger that is tax-free to Shyft shareholders. Of the pro-forma company, Shyft shareholders will retain 48% ownership and Aebi Schmidt shareholders will own 52%. The combined company will be listed on NASDAQ and will be Swiss-domiciled. Shyft and Aebi Schmidt have secured fully committed financing of the combined company at closing. Pro-forma net debt will be $485 million as of September 30, 2024.

We will have an optimized leadership team that leverage the best of both companies. James Sharman, the current Chairman of the Shyft Group, will serve as Chairman of the combined organization, and Barend Fruithof of the Aebi Schmidt Group will serve as CEO of the combined organization and be based in the US. After the transaction closes, I look forward to continuing to work with the company to support a seamless integration. Our board will consist of 11 directors, seven of whom are independent. Six directors will be from Aebi Schmidt and five from Shyft.

Barend will speak about the value creation in more detail, but I'd like to highlight that the $25 million to $30 million in synergies we've identified will drive growth, margin and free cash flow accretion and ROIC above the cost of capital by year three. Finally, we expect this transaction to close by mid-2025 subject to the customary conditions, including regulatory and Shyft shareholders' approval.

So, with that, I'd like to turn it over to Barend.

Barend Fruithof

Thanks, John, and hello, everyone. It's great to be here and speak with you all. I recognize I'm new for many of you on the call, so I would like to briefly introduce myself. I have led Aebi Schmidt since 2017 and I am proud of the strong performance and the customer solutions we have delivered during my tenure, which I will outline shortly. Before Aebi Schmidt, I held senior leadership positions in the banking and finance sector at major financial institutions, including Julius Baer as a CEO of its Switzerland operations, Credit Suisse as the head of corporate clients, and Raiffeisen Switzerland as CFO.

Throughout my career, I have focused on helping organizations achieve sustainable growth and financial strengths, and I look forward to partnering with Shyft and its highly talented team to maximize the potential of what our organizations can do together. We have long admired Shyft as a peer in our industry and we have a lot in common, which is why we are confident that this strategic combination offers a unique and highly compelling opportunity to create an industry leader.

Turning to slide 11, I will now provide an overview of Aebi Schmidt Group. We are a Switzerland-based leader in specialty vehicles industry with a legacy dating back over 100 years. We have a long track record of providing our customers with best-in-class products and services. North America drives approximately 50% of our revenues and the remainder coming from our sales across Europe and the rest of the world. Aebi Schmidt has built a broad portfolio of highly trusted offerings across attractive end-markets, including commercial trucks and trailers, snow and ice clearing, street sweeping, marking and environmental maintenance, airport snow and ice clearing and agriculture. We operate in over 90 countries with the same focus on operational excellence, customer service and innovation that Shyft has.

We have a 3,000-strong person workforce, roughly half of whom are based in North America. We have 14 production facilities and sales and service organizations across 16 countries. This includes a dedicated group of approximately 120 engineers who focus day in, day out on creating innovative solutions for our customers. Our talented global team, advanced capabilities and deep resources have allowed us to deliver tangible results, which I will outline more in the following slides.

We have a strong track record of driving growth across key financial metrics and demonstrated by the chart on slide 12. As we have successfully executed our growth strategy, our revenue has increased from $890 million to over $1 billion, from 2022 to 2024. And we expect this momentum to continue with our project at order intake and a backlog of roughly $1 billion and $670 million for 2024, respectively. Our adjusted EBITDA margin has expanded by 300 basis points over this period. This strong performance supported by our focus on operational excellence, which has driven profitability and efficiency across our organization. Let me discuss this in more detail on slide 13.

Aebi Schmidt has successful history of driving value throughout M&A. Would like to dive in, specifically to recent acquisition of M-B in 2018 and Monroe Truck Equipment in 2021, both of which were significant transactions that expanded our presence in the attractive end-market in the US. As a leading American manufacturer of snow removal and cleaning machines, M-B companies unblocked a new revenue growth for the Aebi Schmidt need in attractive North American airport sector. Similarly, our landmark acquisition of Monroe considerably increased our presence in the US and the commercial vehicles sectors more broadly. In both instances, we have delivered significant revenue and EBITDA growth while also realizing synergies to drive further value creation.

I am confident we will also capture the full value of the actual synergies that this merger unlocks and seamlessly integrate our two organizations. On that note, let's talk about this combination will create value for shareholders. A key strategic advantage of this merger is the scaled platform the combined company will have in North America, which will be further complemented by a strong presence in Europe. The combined company will have performer revenues of approximately $1.95 billion, 75% of which will be generated in North America. As a result, we will have a more resilient business well positioned to capitalize on significant growth opportunities in high-growth sectors, across attractive end-markets.

Slide 16 outlines this transaction is all about. We will bring together the best of both companies, our strong capabilities, broad expertise and robust manufacturing to win in the market. Together, we will have a strong foundation of operational excellence, a wide-reaching network of deep customer relationships, leading positions in end-market across North America, and a broad and diversified portfolio of innovative products and solutions. We see exciting opportunities across our end-market, especially with our joint capabilities in commercial trucks, a core complementary area of our portfolios. Our strengths in this area will enable us to deliver a unified end-to-end value proposition.

Shyft makes service truck bodies, while Aebi Schmidt specialized in commercial work truck upfitting. By integrating these capabilities, we are creating a compelling growth opportunity. As we have mentioned, commercial drops is a highly attractive and growing end-market, and together, we will be positioned to capitalize on the $10 billion total addressable market for this industry. Similarly, we see exciting opportunities to leverage Shyft's chassis manufacturing to support Aebi Schmidt's airport snow clearing. We will also benefit from Shyft's commercial infrastructure accessories across our portfolio.

Overall, we believe our combined capabilities will make us highly competitive in the marketplace. I will now turn back to John to walk through the financials. Before I do so, I'd like to emphasize again what tremendous opportunity this transaction is. Thank you for your time, and I look forward to getting you to know.

I will now turn back over to John.

John Dunn

Thanks, Barend. Turning to the combined company's attractive financial portfolio. We expect our pro-forma combined revenue to be approximately $1.95 billion and the combined pro-forma synergy adjusted EBITDA is expected to be $200 million-plus, with an adjusted EBITDA margin of 10.5%. Double-digit margins represent a strong step for both of our businesses, demonstrating the attractiveness of our combined organization. And we believe we can continue to expand margins going forward.

Slide 18 highlights the synergies we've identified, as well as the additional long-term upside potential. We are projecting $25 million to $30 million in achievable run-rate synergies, of which $20 million to $25 million are cost synergies, primarily captured through vertical integration of the business, cost-saving opportunities from the combined supply chain operational efficiency gains across our production facilities and a streamlined leadership team and corporate services.

We've also identified an additional $5 million EBITDA opportunity from near-term revenue synergies through cross selling our broader product portfolio to our combined customer base and geographic expansion in attractive markets. We expect to achieve these synergies by the second year following the close of the transaction. These synergies will create significant value, including growth margin and free cash flow accretion, in addition to EPS accretion and generation of ROIC above cost of capital by the first and third years following the close of the transaction, respectively. We are also excited about the significant long-term value potential of the combined business. In addition to the synergies identified, we expect to benefit from increased product innovation and a strengthened balance sheet that will support strategic initiatives.

Turning to slide 19. In summary, this transformative merger will create a highly competitive specialty vehicles company that is well-positioned to drive outsized growth through a scaled-up global platform and expanded portfolio. We will capture achievable synergies with additional upside and strengthen our financial profile. We have a bright future ahead of us, and it is very exciting to be at Shyft now. I'm confident that Aebi Schmidt is the right partner for Shyft, and I look forward to bringing together our companies to drive long-term growth.

And with that, we will open up the line for questions.

Operator

We will now begin the question and answer session. To ask a question, you may press star then one on your telephone keypad. If you are using a speaker phone, please pick up your handset before pressing the keys. If at any time your question has been addressed and you would like to withdraw your question, please press star then two. At this time, we will pause momentarily to assemble our roster.

The first question comes from Mike Shlisky with DA Davidson. Please go ahead.

Mike Shlisky

Good morning. Congratulations and thanks for taking my questions.

John Dunn

Hey.

Mike Shlisky

A couple of housekeeping items. Hey, there. Just a couple housekeeping items first. Combing the company, are there any areas that might need to be divested as a result of the transaction to be meet any regulatory questions (ph)?

John Dunn

We currently don't see any need to do that. Of course, we'll go through the process, Mike. But as of right now, we see that the company fits very well together and does not need to do have any divestitures.

Mike Shlisky

OK. And then, Barend, it's great to hear your voice after a couple of years. Did I hear correctly that you'll be moving to the US? And who will be the CFO of the combined company?

Barend Fruithof

So probably you can take the second question and (inaudible).

John Dunn

I'll take the second one for the CFO. Barend and I are going to work together to find the right candidate to be the CFO. As you know, Jon's leaving here at the end of the year. He's been fantastic to help us through the process as he pursues a different opportunity. And we'll go on the market and look both internally and externally, to find the right person to fill the role, but it will be done jointly with Barend.

Barend Fruithof

And to your first question, first of all, thank you very much. As you can imagine, in the last three or four years, I spent probably more time in the US than everywhere else and that will definitely increase. And for sure, I will spend most of my time here in the US to make sure that the integration works well, even though we also need to make sure that our European business is performing well because I still see a lot of synergies, as we have started already with the Monroe transaction, for example. Recently, we sold some sweepers here in New York and Washington, Charlotte, Salt Lake City, and these are very good examples how we can leverage also our European business.

Mike Shlisky

Got it. Also, can we just get maybe a rough outline of the mix of the combined company? People have always viewed Shyft as a final mile vehicle leader. It probably still will be, but I guess I was curious how much of the combined company will be final mile going forward? And what would be the larger focus, would you say, of the mix after the transaction closes?

John Dunn

I'll take that one. So, 20% to 25% will be the mix in the combined company, roughly for that final mile.

Mike Shlisky

OK. So obviously, the rest is going to be a combination of the sweepers, the snow business, etc. Is there just a process breakdown we can get how much of it will be snow and how much will be sweepers? Just there's some major competitors out there that you listed here. (Inaudible) the scale you have there. Yeah.

John Dunn

Yeah. Mike, we'll follow up with you on that. We can share a breakdown of the product portfolio.

Mike Shlisky

OK. Great. Great. Maybe one last one for me and I'll pass it along, jump back in queue. You just launched production of it, of the Blue Arc vehicle. I'm curious whether the transaction will change your approach toward Blue Arc in any way? Can you confirm that's still going to happen going forward? And are there any opportunities in Europe to sell some EV vans or other EV chassis-based vehicles?

John Dunn

So, to start off with a Blue Arc, we're fully committed. And going forward, as you saw, we did that press release last Monday. As we begin to fill that 150 unit order from FedEx, and transition then to the other orders that we see coming in, together, we'll evaluate that business. I think the nice thing as well, Aebi Schmidt also has products in the electrification area, that we can combine some of our knowledge and resources together to support those.

Barend Fruithof

Just to give you a bit more color into that from a European perspective also, or from an Aebi Schmidt perspective, we are already heavy in that transformation. As you can imagine, if you look at our compact sweep business where we sell roughly 1,200 vehicles a year, we already sell 25% of these compact vehicles are electrified with also a higher margin. And these are also the products which we have sold in the US, especially in New York, where they have quite a lot of machines in operation. So that fits really together with the EV activities at The Shyft Group.

Mike Shlisky

Outstanding. Again, congratulations, and I'll pass it along.

John Dunn

Thank you, Mike.

Operator

The next question comes from Tyler DiMatteo with BTIG. Please go ahead.

John Dunn

Good morning, Tyler.

Operator

Mr. DiMatteo, your line is open. Please go ahead with your questions.

Tyler DiMatteo

Thank you, guys. Sorry about that. Good morning, everyone.

John Dunn

Good morning.

Tyler DiMatteo

I have a question on the North American versus Europe dynamic. I guess, at the highest level here, how do you kind of think about balancing the growth within the two markets? I know you kind of laid out your targets there. I just, I'm curious, how do you think about kind of the go to market strategies for the different regions and then the underlying business verticals there?

John Dunn

Yeah. One of the reasons we're coming together is both Aebi Schmidt and Shyft Group sees the North American market as very strong and prime for additional growth. So that's one of the reasons we're leaning--you'll see the combined company is 75% North America. The nice thing is, while Aebi Schmidt has a global presence, primarily Europe, and for that, I'll turn it over to your thoughts, Barend.

Barend Fruithof

(Inaudible) here and thank you for this question. So, I think it's not just a geographical question. It's also a question with regards to the product lines. For example, as you all know, geopolitically seen, Europe is a bit more difficult. Some of the counties not even have any more a government. That makes some of the deals not that easy. Honestly, we have gained market-share. But if you look from our product portfolio, so we see a very good momentum on the airport business. There we have our books already full. For example, our production facility in the US is already full for next year.

We see a very good momentum on our snow and ice business, where we have recently won a few nice deals. And honestly, we see a bit the slowdown when it comes to our sweeper business, but we were able to compensate because of our North American business. And as you can see here, we have already the leverage between Europe and the North America market. And as I said, we have a very strong backlog on the Aebi Schmidt side. There, you need to add up roughly $150 million up to $200 million of after sales. Then you have already covered somehow, $850 million up to $880 million of revenues.

Tyler DiMatteo

OK. Great. And then following up on some of those comments there, I guess, how much of the opportunity here, at least for the initial transaction, is the cross selling versus the new business opportunities that were highlighted, I guess in the prepared remarks, I guess, how do you kind of think about the dynamic between the two and the interplay between cross selling versus new businesses now that you're in something like snow and ice, for example?

John Dunn

Yeah. To start off, we've identified the first $20 million to %25 million is really cost synergies that we're able to drive. And we're just getting started on the cross selling side of things. We're comfortable with driving at least $5 million in EBITDA short-term improvement. There is tremendous opportunity, especially with Monroe commercial business and our service body business.

Tyler DiMatteo

OK. Great. Thanks, guys. I'll turn it back to the queue.

Operator

The next question comes from Matt Koranda with Roth Capital. Please go ahead.

Matt Koranda

Hey, guys. I'll add my congrats. Just since we are more familiar with sort of the growth drivers for Shyft, curious maybe if you guys could touch on the Aebi Schmidt sort of 10% growth CAGR over the last few years, more on the products and channels that drove that growth rate. Is that all organic? And then going forward, what's the right sort of growth rate, sort of to pull forward for that side of the business?

Barend Fruithof

Probably we go back to slide 13. As you can see, I mean, we definitely have grown also by M&A transaction, but the good stories, we were really able to then grow organically with the acquired companies. And I mean, as you can see on page 13, M-B, we have grown by 99% and we brought up the EBITDA by 140% and this is just pure organic growth. And the same with the Monroe Truck Equipment. There, we already have used synergies between a company which we have bought in 2015, which is Swenson Spreader. There, we brought the two companies together, and that also helped to drive our organic growth.

In Europe, we just had organic growth because we just did limited acquisitions. And there, we even--or given the difficult market environment, we were able to gain market share, and we were also able to grow. And the first time, we really outperformed all our competitors. And this year, we really has grown our business in Europe as well. Therefore, we have quite the high backlog as well.

Matt Koranda

OK. That's helpful. And then maybe just on production capacity. How would you characterize capacity versus utilization at Aebi Schmidt? Maybe just reinvestment needs and how capital expenditures trend as a percentage of sales relative to Shyft.

Barend Fruithof

First of all, I was very much impressed by the visit when we looked at the factories at The Shyft Group, and honestly, in our airport business. So even though that we have built a new factory, we have some limitations on the capacity, and I think we can also use synergies in that area. And honestly, in North America, we recently closed one factory to become more efficient. The Meyer factory we closed in Cleveland, or we announced to close it by the end of the year, and we moved that to Monroe Truck Equipment, so that we also have full utilization over there. In Europe, our factories are more or less fully utilized with two exceptions. That's the one in Holland and the other one in Bergdorf. But we have recently done an acquisition, which is so called (inaudible). And we will move some of the production into our Swiss production, which is located in Bergdorf. That will help then also to have the needed absorption as well.

Matt Koranda

OK. Then maybe just last one on the cash structure post-deal, it does look a fair bit of debt. Maybe talk about priorities for capital post-acquisition, post-close. Is that going to be debt repayment, first and foremost? Maybe just talk about sort of where we allocate cash and sort of the priority rank order.

John Dunn

Yeah. The focus is really delivering on our committed business plans, both of us for 2025 which will de-lever both of our companies quite well. And then that will prepare us as well for opportunities to look at M&A going forward. But the first step is really this integration and to generate that free cash flow and achieve those synergies we've identified.

Matt Koranda

Last one, I guess maybe if I could sneak one more in. The run rate synergies you guys are highlighting, the 25 to 30, maybe just timing of sort of how quickly we can achieve those, because it looks like a lot of them are costs. I would imagine some of those can come in relatively short order. The five million commercial synergies maybe take a little bit longer. But just any thoughts on timing, then I'll leave the rest to others?

John Dunn

Matt, we're working to accelerate it as much as possible. What we will put out is a very realistic plan that we're going to challenge our teams, of course, to do better, to do it, and that's what we said, by the end of year two, we would achieve this. But the challenge for our internally is obviously to (inaudible) faster.

Barend Fruithof

So, from our perspective, the first three months after the signing, we're heavily absorbed, to convert our Swiss GAAP (ph) fair into US GAAP, and that absorbs a bit of the resources. And I think from once we have done this, then we can really start to collect this cost gene synergies. And I'm quite convinced that we will achieve that because we have shown this also with the other transaction we have done in the past. So that reflects a bit what we have achieved at Monroe as well as M-B.

Operator

And we have a follow up from--oh, go ahead.

John Dunn

No, operator. Next question, please.

Operator

And we have a follow up from Mike Shlisky key with DA Davidson. Please go ahead.

Mike Shlisky

Great. Thanks for taking my follow up questions here, and just really two. I guess, first, Barend, can you maybe comment on Aebi Schmidt's market position in the areas in which it plays? For example, in your ag business, which looks like it's mostly like a land clearing or mowing applications, is it a large player in snow? I guess airport, you're doing well as imagined, but just kind of broadly speaking, what's your market share in your larger end-market?

Barend Fruithof

So, when you look at our strategy, we always had a goal to be in minimum number three in the markets where we are active, and normally we have achieved that. And our market share starts from, let's say, 25% up to 80% in certain areas. Let's take the airport business, where we have in certain regions we have market share, which is above 50%. So that was always our goal. And if you look at our transaction we have made in the past, they always related to make sure that we have this position in the market.

And then as I told you, we also were able to gain market share. And to give you a few examples, in the sweeper business, compact sweeper business, we are number one in Europe. In the snow and ice business, we are number one in Europe. And also in the airport business, we are number one. So, a good comparison is most probably Buhler Industries, who is also in similar businesses. And this company is also located in Switzerland.

Mike Shlisky

Great. Another question is about growth you've seen in your snow business in the US. Obviously, not the not the M&A part, but the organic growth. It has not snowed in some larger metropolitan areas in the United States for a couple of years. And I'd be curious if the organic growth that you've been talking about in the broader business includes a headwind. We've seen recently in some of the major metropolitan areas, snow totals and whether there's an opportunity for some additional growth going forward if we come back to a normal snow season?

Barend Fruithof

OK. So, we have three areas where we are very much dependent on snow. Let's take first the airport business, for example. I mean, as we always call it, it's a product who secures safety net and they buy it also if there is no snow, for example. And honestly, we were approached by a lot of airports. So, there we gained market share, and we don't see any kind of downturn at the moment. And then, if you look at the heavy-duty equipment, so there we profit a bit from that. In the past, there were problems with getting the trucks, and therefore we still have full books. If you look at our Monroe business, our books are full 2025 and we already started to book in 2026, so there we have a very good position. It's a bit different when you then go into the semiprofessional products, as we have at Meyer, but this is just a very small piece in our product portfolio. We're talking about up to $25 million of revenue. So, we are not much dependent on that business, as, for example, (inaudible) or others.

Mike Shlisky

Got it. That's perfect. I appreciate those discussions. Thank you.

John Dunn

Thanks, Mike.

Operator

Again, If you have a question, please press star then one. Seeing there are no further questions, this concludes our question and answer session. I would like to turn the conference back over to Randy Wilson for any closing remarks.

Randy Wilson

Thanks for joining us today to hear about this compelling transaction that we believe will deliver growth and value. Management will be available after this call today and through the week to answer any follow up questions you have, and please do not hesitate to reach out to me and I'd be happy to set up a time. With that, we'll close out the call for today and hope you have a good day. Thank you.

Operator

The conference has now concluded. Thank you for attending today's presentation. You may now disconnect.

No offer or solicitation

This communication is for informational purposes only and is not intended to and shall not constitute an offer to buy or sell, or the solicitation of an offer to buy or sell, any securities, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made in the United States absent registration under the U.S. Securities Act of 1933, as amended (“Securities Act”), or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.

Participants in the Solicitation

Shyft, Aebi Schmidt and certain of their respective directors and executive officers and other members of their respective management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the Securities and Exchange Commission (“SEC”), be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests in the transaction, by security holdings or otherwise, will be set forth in the combined proxy statement/prospectus and other relevant materials when it is filed with the SEC. Information regarding the directors and executive officers of Shyft is contained in the sections entitled “Election of Directors” and “Ownership of Securities” included in Shyft’s proxy statement for the 2024 annual meeting of stockholders, which was filed with the SEC on April 3, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/743238/000114036124017592/ny20010675x1_def14a.htm) and in the section entitled “Directors, Executive Officers and Corporate Governance” included in Shyft’s Annual Report on Form 10-K for the year ended December 31, 2023, which was filed with the SEC on February 22, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/743238/000143774924005136/shyf20231231c_10k.htm), and certain of its Current Reports filed on Form 8-K. These documents can be obtained free of charge from the sources indicated below.

Additional information and where to find it

Aebi Schmidt will file a registration statement on Form S-4 with the SEC in connection with the proposed transaction. The Form S-4 will contain a combined proxy statement/prospectus of Shyft and Aebi Schmidt. Aebi Schmidt and Shyft will prepare and file the combined proxy statement/prospectus with the SEC and Shyft will mail the combined proxy statement/prospectus to its stockholders and file other documents regarding the proposed transaction with the SEC. This communication is not a substitute for any registration statement, proxy statement/prospectus or other documents that may be filed with the SEC in connection with the proposed transaction. INVESTORS SHOULD READ THE COMBINED PROXY STATEMENT/PROSPECTUS WHEN AVAILABLE AND SUCH OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THE COMBINED PROXY STATEMENT/PROSPECTUS AND SUCH DOCUMENTS, BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE PROPOSED TRANSACTION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. The Form S-4, the combined proxy statement/prospectus and all other documents filed with the SEC in connection with the transaction will be available when filed free of charge on the SEC’s web site at www.sec.gov. Copies of documents filed with the SEC by Shyft will be made available free of charge on Shyft’s investor relations website at https://theshyftgroup.com/investor-relations/.

Forward-Looking Statements

Certain statements in this Current Report on Form 8-K are forward-looking statements. In some cases, Shyft has identified forward-looking statements by such words or phrases as “will likely result,” “is confident that,” “expect,” “expects,” “should,” “could,” “may,” “will continue to,” “believe,” “believes,” “anticipates,” “predicts,” “forecasts,” “estimates,” “projects,” “potential,” “intends” or similar expressions identifying “forward-looking statements”, including the negative of those words and phrases. Such forward-looking statements are based on management’s current views and assumptions regarding future events, future business conditions and the outlook for Shyft based on currently available information. These forward-looking statements may include projections of Shyft’s future financial performance, Shyft’s anticipated growth strategies and anticipated trends in Shyft’s business. These statements are only predictions based on management’s current expectations and projections about future events. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any results, levels of activity, performance or achievements expressed or implied by any forward-looking statement and may include statements regarding the expected timing and structure of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction, such as improved operations, enhanced revenues and cash flow, synergies, growth potential, market profile, business plans, expanded portfolio and financial strength; the competitive ability and position of the combined company following completion of the proposed transaction; and anticipated growth strategies and anticipated trends in Shyft’s, Aebi Schmidt’s and, following the completion of the proposed transaction, the combined company’s business.

Additional factors that could cause actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements include, among others, the non-satisfaction or non-waiver, on a timely basis or otherwise, of one or more closing conditions to the proposed transaction; the prohibition or delay of the consummation of the proposed transaction by a governmental entity; the risk that the proposed transaction may not be completed in the expected time frame; unexpected costs, charges or expenses resulting from the proposed transaction; uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integration; the ability of the combined company to implement its business strategy; difficulties and delays in achieving revenue and cost synergies of the combined company; inability to retain and hire key personnel; negative changes in the relationships with major customers and suppliers that adversely affect revenues and profits; disruptions to existing business operations; the occurrence of any event that could give rise to termination of the proposed transaction; potential litigation in connection with the proposed transaction or other settlements or investigations that may affect the timing or occurrence of the contemplated transaction or result in significant costs of defense, indemnification and liability; risks related to ownership of Aebi Schmidt common stock; uncertainty as to the long-term value of the combined company’s common stock; and the diversion of Shyft’s and Aebi Schmidt’s management’s time on transaction-related matters. These risks, as well as other risks associated with the businesses of Shyft and Aebi Schmidt, will be more fully discussed in the combined proxy statement/prospectus. Although management believes the expectations reflected in the forward-looking statements are reasonable, Shyft cannot guarantee future results, level of activity, performance or achievements. Moreover, neither management, Shyft nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. Shyft wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. Shyft is under no duty to and specifically declines to undertake any obligation to publicly revise or update any of these forward-looking statements after the date of this communication to conform its prior statements to actual results, revised expectations or to reflect the occurrence of anticipated or unanticipated events.

Additional information concerning these and other factors that may impact Shyft’s and Aebi Schmidt’s expectations and projections can be found in Shyft’s periodic filings with the SEC, including Shyft’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, and any subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Shyft’s SEC filings are available publicly on the SEC’s website at www.sec.gov.